

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Mark Penn
Chief Executive Officer
MDC Partners Inc.
One World Trade Center, Floor 65
New York, NY 10007

> **Re: MDC Partners Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Response dated April 19, 2021**
> **File No. 333-252829**

Dear Mr. Penn:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1. We note your response to our comment 9 and reissue in part with respect to Exhibit 8.1. The short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the discussion of the tax consequences of the transaction constitutes the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please have counsel revise the discussion in the prospectus as well as Exhibit 8.1 to state clearly that the tax consequences discussed are counsel's opinion, rather than opining that the disclosure is a summary of the tax consequences. Refer to Section III.C.2 of Staff Legal Bulletin No. 19.

You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services